Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 12, 2018

The following is a transcript of a video clip of an episode of CNBC’s Squawk Box television program which aired on February 9, 2018:

JOE KERNAN, CNBC, PRESENTER:

Dave Dorman, the Chairman of CVS Health is going to be here. Also AT&T CEO Randall Stephenson.

KERNAN:

A lot still ahead on Squawk Box. We’re live on Pebble Beach. Up next, the story that still has people scratching their heads, JP Morgan, Amazon and Berkshire Hathaway are teaming up to tackle healthcare. We’re going to talk to CVS Chair David Dorman about this and so much more.

REBECCA QUICK, CNBC, PRESENTER:

Healthcare providers are looking for remedies to try and fix unmet needs in the healthcare system. Back in December CVS announced an acquisition of Aetna, and then an unexpected trio announcing a plan to try and create technology solutions that they hope will provide better care options for their employees. That trio is one that caught a lot of attention, Jeff Bezos, Jamie Dimon and Warren Buffet. Joining us right now to share his perspective on what’s been happening in the industry is legendary executive and investor David Dorman. He is the Chairman of the Board of CVS Health. Dave, thanks for being here today.

DAVE DORMAN, CVS HEALTH CHAIRMAN:

You bet.

QUICK:

We have talked with you over the years over the changes in healthcare. When CVS became much more than just a pharmacy and got into prescriptions and much more than all of that you told us about the changes that were coming. But we have seen changes in the last few months like nobody had anticipated. What’s happening in the system right now?

DORMAN:

It’s the three trillion dollar part of our economy. Healthcare is huge and growing. I think the Buffet, Bezos, Diamond thing is, “We’re mad as hell and we’re not going to take it anymore.” But as to how they actually do it, the closer you get to the giant pile you realize that almost 60% of the cost is in providers, so doctors and hospitals. That’s very disaggregated. And if you’re trying to do this for your own employees you find that your buying power has to be concentrated somewhere. But all healthcare is provided locally where people live, which is very disaggregated. So CVS with 10,000 stores, a store within 3 miles of 80% of the population, a clinic in the store, combining with Aetna we think we can bring more capabilities to bear at the local level and serve national organizations and small organizations as well.

QUICK:

Does that mean that you’re going to be pushing people to go into their local CVS to do things that they might have gone to their doctor before?

DORMAN:

That’s right. Our MinuteClinics have already demonstrated the ability to provide great care for routine illnesses and to provide the ability to monitor chronic illness. Chronic illness costs are a huge part of the whole pie. So people who have diabetes, for example, and need to stay on their meds, stay monitored closely, we can do those kinds of routine functions very easily. And other diagnostics that’ll be aided by technology that come about.

QUICK:

Humana just announced that it’s looking to buy Kendra, they’re a long term care facility. And it just makes you wonder, is it the days of being able to be an insurance company, have they been pushed aside at this point, with everybody looking to team up with somebody else?

DORMAN:

United Healthcare is sort of the quiet giant in the space who has done this for years. They’ve had multiple lines of business outside of insurance. But the insurance core gives them the ability to quarterback and work with all the lives that they insure to come to a better outcome. We’ve been doing the same kind of thing quietly at CVS. But with the addition of Aetna we’ll have a lot more capability than we did before.

QUICK:

Going back to what we saw from JPMorgan, Berkshire Hathaway and Amazon, does this worry the industry? We have seen stocks across the board sell off as the thought that they’re going to be jumping in.

DORMAN:

I usually wake up every morning waiting to see what rumor there is about Amazon. Today it’s FedEx and UPS, great they’re not talking about healthcare.

QUICK:

Right, they’re the ones that have seen their stock selloff.

DORMAN:

And the fact is, Amazon creates fear and loathing from anyone because they’ve been so powerful in the retail space but also in the tech space. I think as a practical matter what they’re saying is, “Look at our cost increases.” Jamie Dimon is a tough guy. He’s looking at his costs going up 10% a year as a big part of his overall employee cost and says, “What can we do about it?” So I can easily see he and Warren Buffet and Jeff say, “Gee, we’re all smart guys. We have smart guys. What can we do?” The fact is, the doctor on Main Street isn’t controlled by them, isn’t managed by them, their employees have to make individual good decisions that will lead to their health. So, good luck. I think it’s a very deep pool. We supply JPMorgan PBM benefits today. I suspect that we’ll see a lot of things churning here. But when you start off by saying, “This is going to be a not for profit operation.” I can assure you that it will not be for profit.

QUICK:

Whether they want it to be or not was your point?

DORMAN:

Exactly.

QUICK:

But did you wake up that morning and think, “Oh my gosh. Here’s one more thing to deal with?”

DORMAN:

Yeah. Because we’ve been hearing so long about Amazon entering prescription drugs, which there are 29 large retailer brick-and-mortar categories, Amazon is in 28 of them. The one that they weren’t in were prescriptions. So people said, “Naturally.” Well there’s a reason that they haven’t gotten into the pharmacy business, it’s hard. You can’t just decide to offer a few prescriptions, or 10,000 prescription drugs. You have to make it available, you have to be accessible. So I look at that somewhat cynically and say, if they enter they’re not going to do it in a broad based way unless they buy someone. If they decided to buy Express Scripts for example, that’d be a really serious entry into the space. But with respect to the three of them, this is probably the third agglomeration of large entities who got together and said, “We’re going to combine our buying power. We’re going to innovate. We’re going to do it differently.” So it’s really not a new idea. It’s just the most recent one.

QUICK:

Dave, thank you so much for your time. It’s great to see you today.

DORMAN:

You bet, thanks.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.